GCT Semiconductor Holding, Inc. 2290 North 1st Street, Suite 201 San Jose, California 95131 (408) 434-6040
June 4, 2024 VIA EDGAR Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549 Attention: Mr. Eranga Dias
Re: GCT Semiconductor Holding, Inc. Registration Statement on Form S-1 Filed May 22, 2024 File No. 333-279600

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, GCT Semiconductor Holding, Inc. (the “Registrant”) respectfully requests that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated so that the same will become effective at 4:00 PM EST on June 6, 2024, or as soon thereafter as is practicable.

The Registrant hereby authorizes Albert Lung and David Bionghi, of Morgan, Lewis & Bockius LLP to orally modify or withdraw this request for acceleration.

Please contact Albert Lung at (650) 843-7263 or albert.lung@morganlewis.com or David Bionghi at (212) 309-6138 or david.bionghi@morganlewis.com with any questions you may have concerning this request, and please notify them when this request for acceleration has been granted.

Very truly yours, GCT Semiconductor Holding, Inc. By: /s/ John Schlaefer Name: John Schlaefer Title: Chief Executive Officer